UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of   July 2014

File No.   000-55193

Tarsis Resources Ltd.

(Name of Registrant)

Suite 1103 – 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Tarsis Resources Ltd.

(Registrant)

Dated: August 11, 2014	By: /s/ “Marc G. Blythe” Marc G. Blythe President and CEO

Exhibits:

99.1

News Release dated July 17, 2014